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                                                   Filed by Genzyme Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                               Subject Company: Biomatrix, Inc.

                                               Registration File No.: 333-34972


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Investors are urged to read the joint proxy statement/prospectus relating to this transaction filed with the SEC because it contains important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the commission may be obtained free of charge at the commission's Web site (WWW.SEC.GOV) and from Genzyme or Biomatrix. Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's Web site. Requests to Biomatrix should be directed to Anne Marie Fields, or you can access documents on the company's Web site. Genzyme, Biomatrix, their directors, and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed creation of Genzyme Biosurgery. Information concerning these individuals is contained in the joint proxy statement/prospectus filed with the SEC, which remains subject to completion and amendment.


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FOR IMMEDIATE RELEASE
August 29, 2000


GENZYME AND BIOMATRIX EXTEND MERGER AGREEMENT


CAMBRIDGE, Mass. and RIDGEFIELD, N.J.--Genzyme Corp. and Biomatrix Inc. today announced that they have amended their definitive merger agreement to provide additional time to complete the process of forming Genzyme Biosurgery.

Under the amended agreement, the right of either Genzyme or Biomatrix to terminate the merger after September 30, 2000, has been extended to October 31, 2000. In addition, either company may elect to extend this termination right to November 15, 2000, if it is engaged in proxy solicitation on October 30, 2000.

Genzyme Biosurgery is the planned new Genzyme division that will be formed by combining the businesses of Biomatrix (NYSE: BXM), Genzyme Tissue Repair (Nasdaq: GZTR), and Genzyme Surgical Products (Nasdaq: GZSP). Genzyme and Biomatrix expect the transaction to close during the fourth quarter of this year.

A registration statement containing proxy materials related to the transaction is under review by the Securities and Exchange Commission (SEC). Genzyme and Biomatrix are currently revising details of this document. Once the registration statement is effective, proxy materials will be mailed to


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shareholders, and each company will hold a special shareholder meeting to obtain required approvals.

 "We continue to make good progress toward completing this transaction and are firmly committed to this deal," said Duke Collier, president of Genzyme Surgical Products, who will become president of Genzyme Biosurgery. "We are very excited about the business we are creating, which on day one will be a defining player in a large and growing market. Genzyme Biosurgery will have the critical mass to create value for shareholders significantly faster than any of its three businesses could achieve separately."

Upon formation, Genzyme Biosurgery will be one of the leading businesses in the market for biotechnology products that improve or replace conventional surgical procedures. It will have a portfolio of 24 innovative, market-leading products, focused primarily within the orthopedic and cardiothoracic markets; a broad product-development pipeline that will include numerous product candidates in various stages of clinical development that have emerged from well-established scientific organizations; a premier manufacturing, marketing, and regulatory infrastructure; and substantial financial resources. Biomatrix, Genzyme Tissue Repair, and Genzyme Surgical Products had combined 1999 revenues of approximately $212 million.

As a division of Genzyme Corp., Genzyme Biosurgery will have its own common stock intended to reflect its value and track its economic performance.

This press release contains forward-looking statements, including statements regarding the effectiveness of the joint proxy statement/prospectus filed by Genzyme and Biomatrix, and the creation of a new publicly traded stock. Actual results may differ materially from those indicated depending on many factors including policies and procedures of the Securities and Exchange Commission, conditions in the financial markets relevant to the proposed transaction, the operational integration associated with the transaction and other risks generally associated with such transactions, the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, delays in the production or development of Genzyme Biosurgery's products, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the continued funding of collaborations and programs by Genzyme Corp., Genzyme Biosurgery and/or their partners and the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products.